Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income taxes (a)	$1,216	$1,097	$623	$279	$209
Less: Capitalized interest	(8)	(8)	(14)	(13)	(8)
Add:
Fixed charges	201	232	237	255	270
Amortization of capitalized interest	4	4	4	3	2
Adjusted earnings	$1,413	$1,325	$850	$524	$473
Fixed charges:
Interest expense	$107	$123	$142	$154	$167
Amortization of debt costs	4	5	6	8	9
Rent expense representative of interest	90	104	89	93	94
Total fixed charges	$201	$232	$237	$255	$270
Ratio of earnings to fixed charges (a)	7.03	5.71	3.59	2.05	1.75

(a)	Excluding the $241 million gain on the sale of LiveTV in 2014 would result in a ratio of earnings to fixed charges of 2.57.